UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from                                          to

Commission file number 1-9828

GAINSCO, INC. 401 (k) PLAN

(Full title of the plan and the address of the plan, if different from that of the issuer named below)

GAINSCO, INC.

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

1445 Ross Avenue, Suite 5300
Dallas, Texas 75202
(Principal Executive Office)

REQUIRED INFORMATION

     The GAINSCO, INC. 401(k) Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). Attached hereto is a copy of the most recent financial statements and schedules of the GAINSCO, INC. 401(k) Plan prepared in accordance with the financial reporting requirements of ERISA.

GAINSCO, INC. 401(k) PLAN

Financial Statements and Supplemental Schedule

December 31, 2004 and 2003

(With Report of Independent Registered Public Accounting Firm Thereon)

GAINSCO, INC. 401(k) PLAN

Report of Independent Registered Public Accounting Firm

The Plan Administrator
GAINSCO, INC. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the GAINSCO, INC. 401(k) Plan (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts disclosed in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management and has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Dallas, Texas
June 7, 2005

GAINSCO, INC. 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

	2004	2003
Assets

Investments, at fair value	$4,110,545	3,732,712
Cash and cash equivalents	—	47

	4,110,545	3,732,759

Receivables:
Participant contributions	11,962	10,901
Employer contributions	27,543	26,439
Accrued interest	1,051	2,535

Total receivables	40,556	39,875

Total assets	4,151,101	3,772,634

Liabilities

Accounts payable	9,991	—

Total liabilities	9,991	—

Net assets available for benefits	$4,141,110	3,772,634

See accompanying notes to financial statements.

GAINSCO, INC. 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2004 and 2003

	2004	2003
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$419,031	837,899
Interest and dividends	100,129	63,732

	519,160	901,631

Contributions:
Participant	282,331	266,573
Employer	114,517	105,689

	396,848	372,262

Total additions	916,008	1,273,893

Deductions from net assets attributed to:
Benefits paid to participants	547,532	1,247,735

Net increase	368,476	26,158

Net assets available for benefits, beginning of year	3,772,634	3,746,476

Net assets available for benefits, end of year	$4,141,110	3,772,634

See accompanying notes to financial statements.

GAINSCO, INC. 401(k) Plan

Notes to Financial Statements

December 31, 2004 and 2003

(1)	Description of Plan and Accounting Policies

The following description of the GAINSCO, INC. 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan covering all employees of GAINSCO Service Corp., General Agents Insurance Company of America, Inc., MGA Insurance Company, Inc., Lalande Financial Group, Inc., National Specialty Lines, Inc., DLT Insurance Adjusters, Inc., and MGA Agency, Inc. (collectively, the Company) who have at least one hour of service, and who are not employees classified by the Company as temporary employees. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

In February 2003, Merrill Lynch notified the Plan of their intention to withdraw support for plan transactions involving acquisition of shares of GAINSCO, INC. common stock due to the delisted status of the stock and market conditions affecting the price and liquidity of the stock. The 401(k) Plan Investment Committee met to discuss the issues brought about by Merrill Lynch and approved the following changes to the Plan.

Effective February 28, 2003, the Plan no longer offered a GAINSCO, INC. stock purchase option. Employees no longer were able to buy GAINSCO, INC. stock from inside of the Plan; shares of GAINSCO, INC. stock already held within the Plan could continue to be held. All contributions (employer and employee) that were designated to be directed into purchases of GAINSCO, INC. stock were redirected to the Merrill Lynch Retirement Reserves Money Fund after February 28, 2003. Employees may continue to borrow against their funds in the Plan but the value of GAINSCO, INC. stock held in their account will be excluded for the purposes of determining the possible loan amount.

(b)	Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

(c)	Contributions

Participants may elect to make a contribution in an amount not to exceed 50% of their annual compensation, as defined in the plan document.

A discretionary employer matching contribution policy was added to the Plan effective in 2000. This employer matching contribution is allocated in an amount not to exceed 100% of each participant’s first 6% of compensation contributed pretax to the plan. The employer matching contribution for the 2004 and 2003 plan year was 50% of each participant’s first 6% of compensation contributed pretax, to the plan.

4	(Continued)

GAINSCO, INC. 401(k) Plan

Notes to Financial Statements

December 31, 2004 and 2003

The Plan also has a profit sharing feature, which is discretionary. Employees are eligible to receive allocations of profit sharing contributions, if any, after completion of one year of service. The amount of the profit sharing contribution is decided upon by the Company and subject to certain maximum limits set by the board of directors and limitations imposed by the Internal Revenue Service. The amount of the profit sharing contribution allocated to each participant is based upon a pro rata share of the participant’s eligible compensation. There was no profit sharing contribution made in 2004 and 2003.

(d)	Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan investment earnings. The earnings and losses from investments are allocated to the participants’ accounts based on their individual account balances.

(e)	Forfeited Accounts

Forfeitures of nonvested plan participants who received a Company contribution may be used to reduce future employer contributions. Forfeitures for 2004 and 2003 were $3,644 and $20,640, respectively.

(f)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value based on quoted market prices. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Participants’ loans are valued at unpaid principal balance, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

(g)	Vesting

Participants have a 100% vested interest in their voluntary contributions with graduated vesting in the Company’s discretionary contributions plus investment earnings thereon, determined by years of credited service. A participant is 100% vested after six years of credited service.

(h)	Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 per loan up to a maximum aggregate equal to the lesser of $50,000 or 50% of their vested account balance. The loans are treated as directed account investments of the borrowing participant, are secured by the balance in the participant’s account, and bear interest at a fixed rate commensurate with local prevailing rates at inception as determined by the plan administrator. Interest rates range from 6.5% to 11.5% at December 31, 2004 and 2003.

(i)	Payment of Benefits

Benefits are paid to participants upon retirement, permanent disability, or termination, or to beneficiaries upon death of the participant. The participant or beneficiary may elect, subject to the terms of the Plan, to receive his or her benefits in a lump-sum cash distribution, or through transfer to another retirement plan in an amount equal to the value of the participant’s vested account balance. Benefit payments are recorded when paid.

5	(Continued)

GAINSCO, INC. 401(k) Plan

Notes to Financial Statements

December 31, 2004 and 2003

(j)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time subject to the provisions of ERISA. In the event of plan termination, all plan participants would become fully vested and the net plan assets would be distributed to plan participants based on each participant’s account balance.

(k)	Expenses

All administrative fees and expenses relative to the Plan are paid by the Company and are not charged to the Plan.

(l)	Administration

Merrill Lynch Trust Company was the trustee of the Plan during the 2004 and 2003 plan years and held all of the Plan’s assets and investments and was responsible for executing and recording transactions for the various funds.

(m)	Use of Estimates

The preparation of financial statements in conformity with U.S. accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

(n)	Risks and Uncertainties

The Plan may invest in various types of investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(2)	Investments

The trustee of the Plan holds the investments of the Plan in trust on behalf of the participants and beneficiaries. Consistent with the fiduciary standards of ERISA, the plan administrator believes safeguards are adhered to in protecting the interests of plan participants and their beneficiaries.

6	(Continued)

GAINSCO, INC. 401(k) Plan

Notes to Financial Statements

December 31, 2004 and 2003

The following table presents the fair value of investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2004 and 2003:

	2004		2003
	Units/shares	Fair value	Units/shares	Fair value
Merrill Lynch Retirement Reserves Money Fund*	549,193	$549,193	556,112	$556,112
Merrill Lynch Basic Value Fund CL A*	14,459	458,353	14,042	427,730
AIM Small Cap Growth Fund CL A	7,604	208,805	12,261	315,234
Merrill Lynch S&P 500 Index Fund CL I*	34,929	518,343	35,554	484,954
Oppenheimer International Growth Fund CL A	11,900	227,536	—	—
Van Kampen Comstock Fund CL A	17,035	315,311	15,687	250,211
Participants’ Loan Fund*	—	—	—	188,919

*	Party in interest

Plan investments (including investments bought, sold, and held during the year) appreciated in value by $419,031 and $837,999 for the years ended December 31, 2004 and 2003, respectively, as follows:

	2004	2003
Investments at fair value as determined by quoted market price:
GAINSCO, INC. common stock	$181,532	94,347
Mutual funds	237,499	743,552

Net change in fair value	$419,031	837,899

(3)	Tax Status

The Plan utilizes a prototype document sponsored by Merrill Lynch Pierce Fenner & Smith, Inc. (Merrill Lynch). Merrill Lynch received an Opinion Letter from the Internal Revenue Service dated June 4, 2002 that states the document is acceptable under section 401(a) of the Internal Revenue Code. The Plan administrators believe the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code.

(4)	Concentration of Credit Risk

Assets invested in the funds are not deposits, are not guaranteed by the trustee, are not federally insured by the FDIC, and are subject to certain risks, including loss of principal.

(5)	Nonexempt Transactions

There were no prohibited transactions during 2004 and 2003.

7	(Continued)

GAINSCO, INC. 401(k) Plan

Notes to Financial Statements

December 31, 2004 and 2003

(6)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2004	2003
Net assets available for benefits per the financial statements	$4,141,110	3,772,634
Amounts allocated to withdrawing participants	(1,380,516)	(1,417,873)

Net assets available for benefits per the Form 5500	$2,760,594	2,354,761

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the years ended December 31, 2004 and 2003:

	2004	2003
Benefits paid to participants per the financial statements	$547,532	1,247,735
Add amounts allocated to withdrawing participants at end of year	1,380,516	1,417,873
Less amounts allocated to withdrawing participants at beginning of year	(1,417,873)	(1,480,738)

Benefits paid to participants per the Form 5500	$510,175	1,184,870

Amounts allocated to withdrawing participants are recorded on the Form 5500 for participants who separated from service during 2004 or a prior plan year who have not yet begun to receive their benefits.

Schedule 1

GAINSCO, INC. 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

		Number
Identity of issuer,		of units/	Current
borrower, or similar party	Investment description	shares	value
Cash and cash equivalents:
Merrill Lynch Trust Company*	Merrill Lynch Retirement Reserves Money Fund*	549,193	$549,193

			549,193

Common stocks:
GAINSCO, INC.*	GAINSCO, INC. Common Stock*	131,566	196,034

Mutual funds:
Merrill Lynch Trust Company*	AIM Small Cap Growth Fund CL A	7,604	208,805
	Alliance Bernstein Utility Income Fund CL A	2,362	37,270
	Alliance Bernstein Large Cap Growth Fund CL A	11,078	202,063
	Blackrock Mid Cap Growth Equity Portfolio A	2,846	26,244
	Eaton Vance Global Growth Fund CL A	2	38
	Eaton Vance Worldwide Health Sciences Fund CL A	7,300	77,823
	ING Convertible Fund CL A	351	6,640
	Merrill Lynch Aggregate Bond Index Fund CL I*	15,079	162,550
	Merrill Lynch Basic Value Fund CL A*	14,459	458,353
	Merrill Lynch Global Allocation Fund CL A*	1,000	16,474
	Merrill Lynch International Index Fund CL I*	190	2,128
	Merrill Lynch S&P 500 Index Fund CL I*	34,929	518,343
	Merrill Lynch Value Opportunities Fund CL A*	2,262	61,263
	Merrill Lynch U.S. Govt. Mortgage Fund CL A*	6,528	67,040
	MFS Capital Opportunities Fund CL A	14,844	198,022
	Munder Netnet Fund CL A	1,040	19,884
	Oppenheimer International Growth Fund CL A	11,900	227,536
	Oppenheimer Quest Balance Value Fund CL A	84	1,509
	Phoenix – Seneca Strategic Theme Fund CL A	469	4,402
	PIMCOPEA Innovation Fund CL A	298	4,776
	PIMCO Real Return Bond Fund CL A	8,866	101,871
	The Oakmark International Fund CL II	2,446	51,437
	The Oakmark Select Fund CL II	3,733	123,978
	Van Kampen American Value Fund CL A	3,448	83,913
	Van Kampen Comstock Fund CL A	17,035	315,311

			2,977,673

Self direct:
Merrill Lynch Trust Company*	Self-direct Brokerage Option		186,483

Loans:
Participants’ Loans*	Loan Fund (interest rates range from 6.5% to 11.5%)		201,162

			$4,110,545

*	Party in interest

See accompanying report of independent registered public accounting firm.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the GAINSCO, INC. 401(k) Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GAINSCO, INC. 401(k) PLAN

By:	/s/ Glenn W. Anderson

Glenn W. Anderson, Chairman of the GAINSCO, INC. 401(k) Plan Investment Committee

Date: June 28, 2005

INDEX TO EXHIBITS

EXHIBIT
NUMBER	DESCRIPTION
23.1	Consent of Independent Registered Public Accounting Firm (1)

(1) Filed herewith.